September 5, 2006

Mr. Stephan Kirkorian
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Check Point Software Technologies Ltd. Form 20-F for Fiscal Year Ended December 31, 2005 Filed March 13, 2006 File No. 000-28584

Dear Mr. Kirkorian:

        On August 14, 2006 we requested an extension for the time to respond to your letter dated August 3, 2006 in reference to the above filing.

        As discussed today with Jason Niethamer of your office we are requesting two weeks of additional time. We will submit our response by September 20, 2006.

        We genuinely appreciate your cooperation in this regard.

Sincerely,

John Slavitt
General Counsel